SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of February, 2012, Charles Schwab & Co. acquired control due to ownership of greater than 25% of the Merk Asian Currency Fund’s (the "Fund") outstanding shares.  Charles Schwab & Co. owned 25.2% of the Fund and thus controlled the Fund as of that date.